

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mail Stop 3561

June 20, 2016

Mr. Martin J. Lyons, Jr.
Executive Vice President and Chief Financial Officer
Ameren Corporation
1901 Chouteau Avenue
St. Louis, Missouri 63103

      **Re: Ameren Corporation
             Form 10-K for the Fiscal Year Ended December 31, 2015
             Filed February 26, 2016
             File No. 1-14756**

Dear Mr. Lyons:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                     Sincerely,

                                       /s/ William H. Thompson

                                     William H. Thompson
                                     Accounting Branch Chief
                                     Office of Consumer Products